Exhibit 99.4


Stock Option Exchange Program FAQs

General Information

The following Frequently Asked Questions, or FAQs, were prepared to address common questions that you may have about the proposed stock option exchange program, or the Option Exchange Program. Shareholder approval to amend an equity plan to permit the Option Exchange Program will be solicited at our Annual Shareholders' Meeting on May 11, 2010.

The information in these FAQs are based on the information contained in our proxy statement filed with the Securities and Exchange Commission, or the SEC, on March 29, 2010. Even if shareholders approve the amendment to our equity plan to permit the Option Exchange Program, we may still later determine not to implement the program. The information in this FAQ is provided as of March 29, 2010 and does not contain complete details about the Option Exchange Program. Additional information about the proposed Option Exchange Program is available in our proxy statement. To view the proxy statement, please visit www.sprint.com/investors/sec or the SEC Website.

Due to SEC regulations, Sprint executives, managers and human resources staff cannot respond to your individual questions regarding the Option Exchange Program, and, if the program is implemented, they cannot advise you as to whether or not you should participate in the Option Exchange Program. In addition, unless expressly authorized, no employee may act on behalf of Sprint in any communication regarding the Option Exchange Program with other employees or outsiders, including in social media. You should refer to the proxy statement or this FAQ for information at this time.

Frequently Asked Questions

1. What is a stock option?

A stock option is a right to buy a specified number of shares of company stock at a set price (also known as the grant or exercise price) for a specified period of time. This purchase price is fixed when the stock option is granted, so as the market price of a company's stock increases, the option increases in value.

Stock options have historically constituted a component of our compensation programs, encouraging employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our stock.

2.  What is the Option Exchange Program?

Due to the significant decline of our stock price over the last few years, many employees now hold stock options with exercise prices significantly higher than the current market price of our stock (such stock options are also known as "underwater" stock options). The Option Exchange Program would be a voluntary, one-time opportunity for eligible employees to surrender certain outstanding underwater stock options in exchange for a lesser number


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of new stock options with a lower exercise price. The number of new stock options granted would be determined using exchange ratios designed to result in the new stock options having a fair value approximately equal to the stock options that are surrendered.

3.  Who would be eligible to participate in the Option Exchange Program?

We anticipate that the Option Exchange Program would be open to all U.S. employees holding eligible stock options who remain employed at Sprint through the grant date of the new options. In addition, although we intend to include eligible employees outside of the U.S., we may exclude certain employees if for any reason we determine that it would be illegal, inadvisable or impractical to include them. The Option Exchange Program would not be open to Board members or our most senior leadership team listed as the "named executive officers" in our 2010 proxy statement.

4. What options would be eligible for exchange under the Option Exchange Program? To be eligible for exchange, a stock option, whether vested or not yet vested, must have an exercise price of at least greater than both the 52-week high trading price of our common stock and 150 percent of the current price of our shares - all measured at the time the Option Exchange Program began. However, a stock option that was granted less than 12 months before the date the Option Exchange Program began or that was scheduled to expire before the Option Exchange Program would close would not be eligible for exchange.

Using the above criteria, we anticipate that most of the outstanding stock option grants awarded in 2001 through mid-year 2008 could potentially be eligible for the Option Exchange Program. As an example, to determine the lowest stock price that could be eligible for the program, if approved and implemented, assume:

        o the Option Exchange Program began on July 1, 2010;
        o the applicable 52-week high trading price was $5.78; and
        o our stock price was $4.00 on July 1, 2010.

Under these assumptions, stock options that could be eligible for the Option Exchange Program would be those with an exercise price above $6.00 (the higher of 150 percent of $4 and the $5.78, 52-week high) per share that were granted at least 12 months prior (before July 1, 2009) and were not due to expire before the end of the Option Exchange Program.

5.  When would the Option Exchange Program take place?

If at the May 11 meeting shareholders approve the amendment to the Sprint equity plan to permit the Option Exchange Program, it would begin, subject to management and Board determination, within 12 months. From the time the Option Exchange Program would begin, eligible employees would be given at least 20 business days to make an election to exchange their eligible stock options. We retain the authority, in our sole discretion, to determine not to implement the Option Exchange Program even if shareholder approval is obtained.

6. If I elected to participate, when would I receive my new stock option grant? New stock option grants would be made as of the first business day after the close of the Option Exchange Program. The new stock options would appear in your UBS account as soon as administratively feasible.



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7. If I participated in the Option Exchange Program, how many stock options would I receive in a new stock option grant?

The number of new options you would receive would be determined by an "exchange ratio" that is based on a specified methodology and assumptions. The exchange ratios would be designed to result in a fair value of the new stock option grant that is approximately equal to the fair value of the options that are exchanged.

We would use an industry-standard stock option valuation model to determine the actual exchange ratios. The actual exchange ratios would be set by the Compensation Committee shortly before the beginning of the Option Exchange Program and published as part of the program communications.

8. Can you provide me with an example of how the exchange ratios would work?

Although the exchange ratios cannot be determined at this time, below is a hypothetical example.

If, at the time the exchange ratios are set, the fair market value of our stock was $4.00 per share, based on a standard option valuation method model of determining the exchange ratio, the following exchange ratios would apply:


If the Exercise Price of an            The Exchange Ratio Would be
Eligible Option is:                   (Eligible Option to Replacement Option):
                                      ----------------------------------------

$  $6.00 to $13.17                     2:1

$  $13.18 and above                    4.5:1

This means that for a stock option with an exercise price in the first "tier," you would receive an option to buy one share of stock for every two you surrendered and for a stock option with an exercise price in the second tier, you would receive an option to buy one share of stock for every 4 1/2 you surrendered. For the second tier, because you would not be permitted to surrender half of an option, the number of shares you would be able to buy under a replacement option would be rounded down to the nearest whole number.

The following illustrates how the exchange ratios would apply in the hypothetical exchange of eligible stock options:



                                      Exercise           Exchange
Eligible Stock Option Grant            Price              Ratio            New Stock Option Grant
----------------------------      ----------------    --------------       ----------------------

1,000                             $6.52               2:1                  500
1,000                             $44.00              4.5:1                222*
 *rounded down from 222.222.




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9. Why isn't the exchange ratio 1-to-1 for all eligible stock options; why are there two tiers?

Underwater stock options have less value than the new stock options that would be granted in the Option Exchange Program; therefore, more underwater stock options would be required to be surrendered for one new stock option. Options with much higher exercise prices have less value and therefore have a greater ratio, because of the higher value that one new option has in comparison to the existing options.

10.  What would my new exercise price be?

The new stock options would be granted with an exercise price equal to the closing price of our stock on the new stock option grant date (the next business day after the close of the Option Exchange Program) as reported by the New York Stock Exchange ("NYSE").

11. My eligible stock options are already vested. Would my new stock options also be fully vested?

No. Should you elect to participate in the Option Exchange Program, your previously granted stock options would be replaced with a new stock option grant that is subject to the new two-year vesting schedule. All new stock options granted in the Option Exchange Program would be subject to a two-year vesting schedule, in two equal annual installments, beginning 12 months after the new stock option grant date.

As an example, assuming that the Option Exchange Program closes on or around July 30, 2010, with an Aug. 2, 2010 grant date, 50 percent of your newly issued stock options would vest on Aug. 2, 2011 and 50 percent would vest on Aug. 2, 2012.

13.  Do I have to participate in the Option Exchange Program?

Participation in the Option Exchange Program would be completely voluntary. If you chose not to participate, you would keep all of your currently outstanding stock options, including stock options eligible for the Option Exchange Program, and you would not receive a new stock option grant. No changes would be made to the terms of your current stock options if you declined to participate.

14. If I chose to participate in the Option Exchange Program, would I have to exchange all of my eligible stock option grants?

No. Under the Option Exchange Program, you would be able to exchange stock options on a grant-by-grant basis. This means that you may choose to exchange some eligible grants, and choose not to exchange others. But, you would not be permitted to exchange only part of an individual grant. You can exchange all options or no options associated with each grant.

15. Could I exchange shares of Sprint common stock that I acquired upon exercise of my Sprint stock options?

No. This offer would apply to outstanding stock options that are eligible under the Option Exchange Program. You would not be able to exchange shares of our stock that you own outright.



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16. Would I be required to give up all of my rights under the surrendered stock options?

Yes. On the closing date of the Option Exchange Program, the stock options you surrender in exchange for new stock options would be cancelled and you would no longer have any rights under those surrendered stock options.

17. Would the terms and conditions of the new stock option grant be the same as the surrendered stock options?

No. The new stock option grants would be subject to the terms and conditions of the Sprint Nextel Corporation 2007 Omnibus Incentive Plan. The new stock option grants would have a different exercise price and the maximum term would be seven years, instead of the typical 10-year term of the currently outstanding stock options.

18. What if I elected to participate and left Sprint before the Option Exchange Program ended?

If you elected to participate in the Option Exchange Program and your employment ended before the Option Exchange Program ended, you would not be issued new stock options; instead you would retain any rights you might have under your existing outstanding vested options.

19. What if I elected to participate and left Sprint after the new stock options were granted?

If you elected to participate in the Option Exchange Program and your employment ended after you received a new stock option grant, the terms and conditions of the new stock option grant would apply. Those terms generally would provide that if you leave before the options vest, you would forfeit them.

20. Would I owe taxes if I participated in the program?

The exchange of eligible stock options should be treated as a non-taxable exchange and you should recognize no income for U.S. federal income tax purposes upon the grant of the new stock options.

21. Why has Sprint decided on these particular terms for the Option Exchange Program?

As a publicly-traded company, we are subject to very specific regulatory guidelines of the SEC, NYSE and acceptable market practices as determined by stockholder governance groups on how to structure and execute an option exchange.

The elements of our proposed Option Exchange Program -- including who would be eligible to participate and the criteria for determining what options would be eligible -- are all considered best practices in implementing an exchange program that stockholders can support. We have taken in to account these guidelines and what we believe makes the most sense for employees, the company and our shareholders in setting the terms of the proposed Option Exchange Program.



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22. Does this mean Sprint is no longer bullish about our future and the performance of our stock?

This proposed Option Exchange Program, however, recognizes that some option grants are underwater due to the decline in our stock price. As a result, these option grants have not delivered the value to employees we intended to provide at the time they were granted. The Option Exchange Program would give our employees the opportunity to decide whether it makes sense to trade certain options and realign portions of their equity compensation with current market conditions.

23. Where can I get more information about the Option Exchange Program?

a. You can read our proxy statement that was filed with the SEC on March 29, 2010. A copy of the proxy can be accessed at www.sprint.com/investors/sec or www.sec.gov.

b. You can read the Tender Offer Statement on Schedule TO, when filed, including the offer to exchange and other related materials, when those materials become available. Copies of such documents can be accessed, when available, at www.sprint.com/investors/sec or www.sec.gov. This additional, more detailed information would be sent to eligible employees at the time the Option Exchange Program begins.

If you have an additional question after reading all of our filed and published documents, please submit it to Equity Administration at StockOptions@Sprint.com for more assistance. We will not respond to questions individually; however, each question will be reviewed and, if appropriate, included in an update to this document that will be posted on i-Connect on a periodic basis.

24. What should I do?

Right now, there's nothing you need to do. The next step is shareholder approval of the proposed Option Exchange Program at our Annual Shareholders' Meeting on May 11. Assuming shareholders approve the amendment necessary to permit the Option Exchange Program, we have up to a year (May 2011) to set a date and begin the Option Exchange Program. Once a date is set to begin the Option Exchange Program, eligible employees will receive detailed information, providing them with everything they need to know to make a decision that's best for them. We retain the authority, in our sole discretion, to determine not to implement the Option Exchange Program even if shareholder approval is obtained.


The Option Exchange Program described in this FAQ has not yet commenced. Sprint will file a Tender Offer Statement on Schedule TO with the SEC upon any commencement of an option exchange. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

Sprint shareholders and option holders will be able to obtain the written materials described above and other documents filed by Sprint with the SEC free of charge from the SEC's Web site at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Sprint with the SEC by directing a written request to: Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, KS 66251, Attention: Investor Relations.


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